

September 20, 2021

Eva G. Tang
Chief Financial Officer
American States Water Company
630 E. Foothill Blvd.
San Dimas, CA 91773-1212

      Re: American States Water Company
           Form 10-K for the Fiscal Year ended December 31, 2021
           Filed February 22, 2021
           File No. 001-14431

Dear Ms. Tang:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Management's Discussion and Analysis, page 27

1.   We note that you identify water and electric gross margins as non-GAAP financial measures on page 27 and indicate that you have provided reconciliations to the most directly comparable GAAP measures, with an apparent reference to the tabulation on page 33. However, the tabulation appears only to present compilations, deducting your supply costs from revenues, with no reconciliation to a comparable GAAP measure.

        We believe that you should present gross margin in accordance with GAAP, as defined in the FASB Master Glossary, as the most directly comparable GAAP measure, and provide reconciliations from these measure to your non-GAAP measures to comply with Item 10(e)(1)(i)(B) of Regulation S-K. Please also modify the labeling of your non-GAAP measures as necessary to adhere to Item 10(e)(1)(ii)(E) of Regulation S-K.

2.   We note that you identify business segment earnings per share as a non-GAAP financial measure that is equal to segment earnings divided by the weighted average number of diluted common shares, with one exception for the 2019 Electric segment measure.

Please expand your disclosure in MD&A to include a tabulation of segment earnings utilized in your computations, and reconciliations from the measures of operating income or loss reported for the segments in Note 17 to your financial statements.

3.   We note that you report activity using non-GAAP measures in earnings releases furnished on Form 8-K. There are instances where you quantify a change without also disclosing the result, and where you do not identify or present with equal prominence the most directly comparable GAAP measures, or provide the required reconciliations.

Please adhere to §244.100(a) of Regulation G whenever you publicly disclose material information that includes non-GAAP financial measures. Please also refer to the guidance on content in §244.100(b) and the guidance on presenting GAAP measures with equal or greater prominence in the Answer to Question 102.10 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

If you compare a non-GAAP result for the period to a prior period by quantifying the change, we believe that you should also quantify the result for the period and provide the corresponding GAAP information for adequate context.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation